UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

County Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

221907108

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221907108	13G

1.	Names of Reporting Persons William C. Censky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 342,375
	6.	Shared Voting Power 3,100
	7.	Sole Dispositive Power 342,375
	8.	Shared Dispositive Power 3,100
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 345,475 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 5.13%
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 104,670 shares held through a trust and 564 shares of restricted stock.
*	Based on 6,734,132 shares of common stock outstanding as of December 31, 2019.

ITEM 1.

(a)	Name of Issuer

County Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2400 South 44th Street

Manitowoc, Wisconsin 54221

ITEM 2.

(a)	Name of Person Filing

William C. Censky

(b)	Address of Principal Business Office or, if None, Residence

2400 South 44th Street

Manitowoc, Wisconsin 54221

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share, of County Bancorp, Inc.

(e)	CUSIP Number

221907108

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable

ITEM 4.	Ownership

(a)	Amount beneficially owned:

Please see Row 9 on the cover page hereto.

(b)	Percent of class:

Please see Row 11 on the cover page hereto.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

Please see Row 5 on the cover page hereto.

(ii)	Shared power to vote or direct the vote:

Please see Row 6 on the cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of:

Please see Row 7 on the cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of:

Please see Row 8 on the cover page hereto.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not Applicable.

ITEM 9.	Notice of Dissolution of Group

Not Applicable.

ITEM 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

/s/ William C. Censky
William C. Censky